Exhibit 21.1
Nordstrom, Inc. and Subsidiaries
Significant Subsidiaries of the Registrant
As of and for the fiscal year ended January 30, 2021

Name of Subsidiary	Jurisdiction of Incorporation

Nordstrom International Limited	Washington
Nordstrom Card Services, Inc.	Delaware
Nordstrom Canada Holdings, LLC	Delaware
Nordstrom Canada Leasing, LP	Alberta
Nordstrom Real Estate Holdings, LLC	Washington